ALLIED RESOURCES, INC.

1403 East 900 South

Salt Lake City, Utah 84105

Telephone: (801) 582-9609
Facsimile: (801) 582-9629

August 15, 2008

Mark Wojciechowski
Division of Corporate Finance

100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Allied Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 4, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

Filed May 15, 2008

Commission File No. 1-31390

Dear Mr. Wojciechowski:

Thank you for your comments dated August 6, 2008 to our submissions on Forms 10-K and 10-Q for Allied Resources, Inc. (“Company”) dated April 4, 2008 and May 15, 2008 respectively.

We write to request up to an additional ten days, until August 26, 2008, to respond to your comments and revise the affected submissions according to our responses. Our request is predicated on the timing of the comment letter which corresponded with our preparations to complete our current disclosure on Form 10-Q for the June 30, 2008 period filed on August 14, 2008. Such preparations precluded us from devoting the time required to properly consider your comments and make the necessary revisions to our prior filings.

We thank you for your consideration of our request and respectfully ask that in the event that this extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

     Mr. Ruairidh Campbell

     1403 East 900 South
     Salt Lake City, Utah 84105
     Telephone: (801) 582-9609
     Facsimile: (801) 582-9629

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Ruairidh Campbell

Ruairidh Campbell, Chief Executive Officer

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